April 16, 2015

Karl Hiller

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 20, 2015
File No. 001-16483

Dear Mr. Hiller,

This letter responds to the letter dated April 6, 2015 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Fiscal Year ended December 31, 2014 of Mondelēz International, Inc. (the “Company”) filed February 20, 2015. For your convenience, we have set forth below your comment followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note references to Power Brands, emerging markets, and innovative products in your filing and your fourth quarter 2014 earnings call on February 11, 2015. Item 303(a)(3) of Regulation S-K requires a description of any significant components of revenues and expenses necessary to understand your results of operations. Please expand your disclosure to discuss revenues and expenses related to these components, or explain to us why you do not believe additional disclosure pursuant to Regulation S-K is necessary.

We acknowledge the staff’s comments and will disclose revenue attributable to Power Brands and emerging markets in our MD&A discussion in future filings beginning with our Q1 2015 Form 10-Q. Management cites revenues attributable to Power Brands and emerging markets as part of its overall evaluation of revenues only. We do not separately track all expenses for our Power Brands and emerging markets and therefore, we have not in the past provided and do not plan to provide on a going-forward basis this information.

With respect to innovative products, we disclose our strategies and how we develop new products and adapt successful products from one market to others. Offering innovative

Karl Hiller

April 16, 2015

products is an important objective in running and growing our business, and we have provided disclosures to investors about our initiatives and examples of some of our recent innovative products. However, unlike revenues attributable to Power Brands and emerging markets, we do not aggregate revenue information on innovative products within our systems. Furthermore, as with Power Brands and emerging markets, we do not track expense information on innovative products. As such, periodically, we work with our offices around the world to collect and derive, to the extent possible, supplemental information about our innovative products and may disclose limited information from time to time, but this information is not otherwise regularly made available to or used by management. We believe the information we currently provide in our periodic filings on our innovative product strategies is appropriate and meaningful to our investors.

As requested by the staff, we hereby acknowledge that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the staff’s comment and look forward to resolving any concerns the staff might have. If you have any questions, please contact Carol Ward, Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

/s/ Brian T. Gladden

Brian T. Gladden

Executive Vice President

and Chief Financial Officer

cc:	Michael Fay
Lily Dang